ANWORTH MORTGAGE ASSET CORPORATION

August 15, 2008

Ms. Cicely LaMothe

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Anworth Mortgage Asset Corporation
Form 10-K as of December 31, 2007
Filed on March 12, 2008
File No. 001-13709

Dear Ms. LaMothe:

Set forth below are the responses of Anworth Mortgage Asset Corporation (“Anworth” or the “Company”) to the comments contained in your letter dated August 4, 2008 (the “Letter”) regarding our Form 10-K for our fiscal year ended December 31, 2007 and our Schedule 14A filed on April 22, 2008. For your convenience we have repeated in bold type the comments as set forth in the Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 45

1.	We note the statement on page 52 that you had adequate cash flow, liquid assets and unpledged collateral to meet your margin requirements in 2007. Please tell us whether the impact of meeting your margin requirements was material to your results of operations or financial condition. For example, we note that Anworth experienced a loss of approximately $23.4 million on the sale of Agency MBS and Non-Agency MBS during 2007, but it is not clear whether the sales of MBS occurred as a result of margin calls.

Response: The sales of Agency MBS and Non-Agency MBS that resulted in a $23.4 million loss did not result from any of Anworth’s margin calls. The impact of meeting our margin requirements was not material to our results of operations or financial condition for the period covered by the Report.

1299 Ocean Avenue, Suite 250, Santa Monica, California 90401

(310) 255-4493 Fax (310) 434-0070

Liquidity and Capital Resources, page 52

2.	We note that distributions during 2007 exceeded cash flows from operating activities. Please tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.

Response: As shown on the Statement of Cash Flows on Page F-6 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, the distributions paid during 2007 was approximately $13 million. Net cash flow from operating activities was negative $58.6 million. The Company generated approximately $588.6 Million in net cash through investing activities. The Company used net cash in financing activities of $517.7 Million (which amount includes the approximately $13 Million in distributions paid). As a result, the Company had a net increase in cash and cash equivalents of approximately $12.3 Million after the payment of the dividend distributions.

Item 9A. Controls and Procedures

Management Report on Internal Control Over Financial Reporting, page 62

3.	Please tell us what consideration you gave to including a statement regarding the auditor attestation report on your internal control over financial reporting per Item 308(a)(4) of Regulation S-K.

Response: Failure to include a statement regarding the auditor attestation report was inadvertent. The Company will include such a statement going forward.

Financial Statements and Notes

Consolidated Statements of Cash Flows, page F-6

4.	Please tell us how your reconciliation of net (loss) income from continuing operations to cash flows used by operating activities complies with paragraphs 28 and 29 of SFAS 95.

Response: Paragraph 28 of SFAS 95 states that “Enterprises that choose not to provide information about major classes of operating cash receipts and payments by the direct method…shall determine and report the same amount for net cash flow from operating activities indirectly by adjusting net income of a business enterprise…to reconcile it to net cash flow from operating activities (the indirect or reconciliation method).” Anworth uses (and thereby complies with paragraphs 28 and 29 of SFAS 95) the “indirect or reconciliation method” by adjusting net income to remove (1) the effect of non-cash operating activities such as premium and discount amortization and amortization of restricted stock, and (2) gains and losses on the sales of mortgage-backed securities (“MBS”) and gains and losses from our interest rate swap transactions. In addition, we adjust our net income to reflect changes in accruals of expected future cash outflows and inflows, such as changes in payables and receivables.

Note 1. Organization and Significant Accounting Policies

Income Taxes, page F-13

5.	Please tell us what consideration you gave to disclosing the tax status of distributions per unit as required by Rule 3-15(c) of Regulation S-X.

Response: Anworth gave significant consideration to disclosing the tax status of distributions per unit as required by Rule 3-15(c) of Regulation S-X. However, because the tax returns of the Company are not finalized as of the date Anworth is required to file its Annual Report on Form 10-K, the Company concluded that it would be more confusing to readers of our Annual Report on Form 10-K to provide this information and then potentially have to revise such information, if any tax information were to change after the filing based upon finalization of Anworth’s tax returns by its certified public accountants.

In lieu of disclosing the information in the Annual Report on Form 10-K, the Company discloses the tax status of our distributions per unit as required by Rule 3-15(c) of Regulation S-X in the following manner: Each year, we provide a press release describing all of the distributions paid per unit and classify those amounts (e.g. ordinary income, capital gains, return of capital). This information is also posted on our web site (http://www.anworth.com). It is also provided to our investors in our annual Form 1099 reporting.

If the Staff so desires, going forward we will include disclosure of the tax status of distributions per unit in our Annual Report on Form 10-K as required by Rule 3-15(c) of Regulation S-X.

Note 3. Repurchase Agreements, page F-18

6.	Advise us what consideration was given to conforming the information regarding maturities to the guidance provided in Rule 4-08(m) of Regulation S-X. In addition, please confirm to us the amount at risk under the repurchase agreements with any one counterparty or group of related counterparties does not exceed 10% of stockholders’ equity.

Response: Anworth gave significant consideration to conforming the information regarding maturities to the guidance provided in Rule 4-08(m) of Regulation S-X. However, because less than 5% of our repurchase agreements have an original term to maturity of less than 30 days, the Company concluded a further breakout of the time to maturity would not be material to a reader’s understanding of the Company’s Annual Report on Form 10-K. Additionally, the Company felt maintaining consistency with how this information has previously been reported would provide more useful data to the readers of the Company’s Annual Report on Form 10-K. If the Staff so desires, starting with the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2008, we will conform the Company’s disclosure of the relevant information to the guidance provided in Rule 4-08(m) of Regulation S-X.

The Company confirms that, at December 31, 2007, there were no counterparties where the amount at risk on repurchase agreements exceeded 10% of stockholders equity.

Note 10. Equity Compensation Plan, page F-26 and F-27

7.	Please describe the method you intend to use to measure and record the dividend equivalent rights upon issuance and the basis in GAAP for your accounting treatment.

Response: The dividend equivalent rights (“DERs”) are not attached to any stock issuance. These entitle the grantee to receive the same dividend distribution that our common stockholders receive based upon the number of DERs granted to each grantee. As the grants are made to our officers and employees, they are treated as additional compensation expense upon payment as required by U.S. GAAP.

Exhibit 12.1. Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

8.	Your disclosure indicates the aggregate amount of fixed charges exceeded earnings for 2007 and 2006. Given these deficiencies, please tell us what consideration you gave to including the disclosure required by Instruction 2 to Item 503(d) of Regulation S-K.

Response: Anworth gave significant consideration to the requirement, however, because the amount of the deficiency equals the amount of loss from continuing operations, the Company concluded that reiterating the amount of the deficiency was unnecessary. Going forward, to the extent applicable, the Company will make the disclosure required by Instruction 2 to Item 503(d) of Regulation S-K.

Schedule 14A filed April 22, 2008

Compensation Discussion and Analysis, page 12

9.	Refer to the discussion of incentive compensation on page 14. Please disclose the percentage of net income in excess of the amount that produced the Threshold Return for each quarter and the corresponding amount available to be paid under the incentive plan. Clarify how the percentage and amounts relate to the minimum percentages that your named executive officers are entitled to receive pursuant to their employment agreements and disclose the amounts actually paid during in each quarter during the last fiscal year. Also disclose whether the compensation committee may award amounts that are greater than the minimums provided under the employment agreements and, if so, how the actual awards are determined. To the extent you did not make any awards under the plan to any of the named executive officers, please explain why. Provide this disclosure in future filings and tell us how you plan to comply.

Response: As indicated on page 14, the 2002 Incentive Plan contains a “high-water mark” provision requiring that in any fiscal quarter in which net income is an amount less than the amount necessary to earn the Threshold Return, the Company will calculate negative incentive compensation for that fiscal quarter which will be carried forward and will offset future incentive compensation until such time as the negative carry-forward is eliminated by positive incentive compensation from future periods. At December 31, 2007, the negative incentive compensation accrual carry forward was $21.4 million. As indicated in footnote 5 on page 19 to the Summary Compensation Table, as a result of such negative carry forward and the absence of sufficient net income to overcome the accrual, no payments were made under the 2002 Incentive Plan during 2007. Under the employment agreements in effect at December 31, 2007, the Compensation Committee did not award any incentive amounts greater than the minimum percentages provided under the employment agreements (as no incentive compensation payment amounts were paid under the Incentive Plan because of the negative carry-forward). Attached is a hypothetical example of how the 2002 Incentive Plan incentive compensation is calculated, the minimum percentages guaranteed to executive officers and how the Compensation Committee could award amounts greater than the minimum percentages. Because no payments were made during 2007, the Company concluded that no further disclosure regarding this aspect of compensation was required. If the Staff so desires, the Company will include disclosure similar to the hypothetical example attached, in future Schedule 14As, if and until such times as the negative carry forward is overcome by future income or the 2002 Incentive Plan is terminated.

10.	Please revise the description of bonuses to disclose the individual performance and other criteria considered by the compensation committee and the Principal Executive Officer in determining bonus amounts. We note that the committee has considerable discretion when determining amounts, but the factors that the committee considers are not clear. Provide the disclosure in future filings and tell us how you plan to comply.

Response: The Compensation Committee has considerable discretion when determining bonus amounts other than additional compensation paid pursuant to employment agreements or the 2002 Incentive Plan. The criteria the Compensation Committee and the Principal Executive Officer take into consideration are: (i) the other elements of each Named Executive Officer’s compensation, (ii) short-term financial and operational performance of the Company, (iii) individual responsibilities for each Named Executive Officer, and (iv) market comparisons of their bonus amount and overall compensation to other mortgage REIT executives with similar responsibilities, when determining the bonus amounts. When determining bonus amounts other than additional compensation paid pursuant to employment agreements or the 2002 Incentive Plan, the Compensation Committee does not establish or base its decision on any performance criteria, financial formulas or other empirical factors.

In early 2008, the Compensation Committee modified the processes and criteria for determining bonus amounts and, going forward, will require the preparation of a report for the Committee’s review. This report will detail various factors including: specific responsibilities during the calendar year; specific accomplishments during the calendar year; annualized base salary paid during the current calendar year and the two prior calendar years; amount of any discretionary bonus paid during the current calendar year and the two prior calendar years; the amount of any incentive bonus allocated between cash and restricted stock received during the current calendar year and the two prior calendar years; the amount of any restricted stock granted during the current calendar year and the two prior calendar years; the salary and total compensation paid to other mortgage REIT executives with similar responsibilities; and a detailed description of the executive’s level of experience which includes formal and professional education and employment. In future filings, the Company will include disclosure regarding the modified processes and criteria.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned at (310) 255-4460. Thank you for your assistance.

Respectfully submitted,

/s/ Thad M. Brown
By: Thad M. Brown
Title: Chief Financial Officer and Secretary

Anworth Mortgage

2002 Incentive Compensation Plan

Hypothetical Example

Average Net Worth				500,000,000

Threshold Return %				5%

$ amount of Threshold Return (Avg. Net Worth x Threshold Return %)				25,000,000

Actual Net Income for the Year				30,000,000

Actual Return % ( Actual Net Income/ Average Net Worth)				6%

% that Actual Return % exceed Threshold Return %				1%

$ amount that Actual Return exceeds Threshold Return %				5,000,000

Blended % (based on tiers) of Average Net Worth used to calculate Incentive pool				9%

Incentive Pool (Excess Net Income x Blended %)				450,000

Allocation:	Minimum	Discretionary	Total %	Allocated $ Amount

Lloyd McAdams, CEO	45%	5%	50%	225,000
Joe McAdams, Chief Investment Officer	25%	5%	30%	135,000
Heather Baines, EVP	5%	5%	10%	45,000
Others in Plan	—	10%	10%	45,000

Total				450,000